UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Corillian Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

218725109 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 21 pages

CUSIP No. 218725109	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Battery Ventures V, L.P. 04-3459488

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER - 0 - shares 6 SHARED VOTING POWER 2,422,696 7 SOLE DISPOSITIVE POWER - 0 - shares 8 SHARED DISPOSITIVE POWER 2,422,696

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,422,696 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 2 of 21 pages

CUSIP No. 218725109	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Battery Partners V, LLC 04-3459484

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER - 0 - shares 6 SHARED VOTING POWER 2,422,696 7 SOLE DISPOSITIVE POWER - 0 - shares 8 SHARED DISPOSITIVE POWER 2,422,696

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,422,696 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 3 of 21 pages

CUSIP No. 218725109	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Battery Investment Partners V, LLC 04-3459482

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER - 0 - shares 6 SHARED VOTING POWER 2,422,696 7 SOLE DISPOSITIVE POWER - 0 - shares 8 SHARED DISPOSITIVE POWER 2,422,696

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,422,696 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 4 of 21 pages

CUSIP No. 218725109	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Battery Ventures Convergence Fund, L.P. 04-3460824

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER - 0 - shares 6 SHARED VOTING POWER 2,422,696 7 SOLE DISPOSITIVE POWER - 0 - shares 8 SHARED DISPOSITIVE POWER 2,422,696

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,422,696 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 5 of 21 pages

CUSIP No. 218725109	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Battery Convergence Partners, LLC 04-3460241

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER - 0 - shares 6 SHARED VOTING POWER 2,422,696 7 SOLE DISPOSITIVE POWER - 0 - shares 8 SHARED DISPOSITIVE POWER 2,422,696

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,422,696

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 6 of 21 pages

CUSIP No. 218725109	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard D. Frisbie

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER - 0 - shares 6 SHARED VOTING POWER 2,422,696 7 SOLE DISPOSITIVE POWER - 0 - shares 8 SHARED DISPOSITIVE POWER 2,422,696

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,422,696 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 7 of 21 pages

CUSIP No. 218725109	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Howard Anderson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER - 0 - shares 6 SHARED VOTING POWER 2,422,696 7 SOLE DISPOSITIVE POWER - 0 - shares 8 SHARED DISPOSITIVE POWER 2,422,696

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,422,696 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 8 of 21 pages

CUSIP No. 218725109	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oliver D. Curme

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER - 0 - shares 6 SHARED VOTING POWER 2,422,696 7 SOLE DISPOSITIVE POWER - 0 - shares 8 SHARED DISPOSITIVE POWER 2,422,696

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,422,696 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 9 of 21 pages

CUSIP No. 218725109	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas J. Crotty

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 3,694 shares 6 SHARED VOTING POWER 2,422,696 7 SOLE DISPOSITIVE POWER 3,694 shares 8 SHARED DISPOSITIVE POWER 2,422,696

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,426,390 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 10 of 21 pages

CUSIP No. 218725109	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kenneth P. Lawler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER - 0 - shares 6 SHARED VOTING POWER 2,422,696 7 SOLE DISPOSITIVE POWER - 0 - shares 8 SHARED DISPOSITIVE POWER 2,422,696

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,422,696 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 11 of 21 pages

CUSIP No. 218725109	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Todd A. Dagres

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER - 0 - shares 6 SHARED VOTING POWER 2,422,696 7 SOLE DISPOSITIVE POWER - 0 - shares 8 SHARED DISPOSITIVE POWER 2,422,696

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,422,696

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 12 of 21 pages

Item 1 (a).	Name of Issuer:

Corillian Corporation

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

3400 NW John Olsen Place Hillsboro, OR 97124

Item 2 (a).	Name of Person Filing:

Battery Ventures V, L.P. (“Battery Ventures”), Battery Partners V, LLC (“Battery Partners”), Battery Investment Partners V, LLC, (“Battery Investment Partners”), Battery Ventures Convergence Fund, L.P. (“Convergence Fund”), Battery Convergence Partners, LLC (“Convergence Partners”), Richard D. Frisbie (“Frisbie”), Howard Anderson (“Anderson”), Oliver D. Curme (“Curme”), Thomas J. Crotty (“Crotty”), Kenneth P. Lawler (“Lawler”) and Todd A. Dagres (“Dagres”). Frisbie, Curme, Crotty, Lawler and Dagres are the sole managing members of Battery Partners, the sole general partner of Battery Ventures. Battery Investment Partners invests alongside Battery Ventures in all investments made by Battery Ventures. Frisbie, Curme and Crotty are the sole managers of Battery Investment Partners. Frisbie, Anderson, Curme, Crotty, Lawler and Dagres are the sole managing members of Convergence Partners, the sole general partner of Convergence Fund. Convergence Fund has invested alongside Battery Ventures in all investments made by Battery Ventures.

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of Battery Ventures, Battery Partners, Battery Investment Partners, Convergence Fund, Convergence Partners, Frisbie, Anderson, Curme, Crotty, Lawler and Dagres is c/o Battery Ventures, 20 William Street, Wellesley, MA 02481.

Item 2 (c).	Citizenship:

Messrs. Frisbie, Anderson, Curme, Crotty, Lawler and Dagres are United States citizens. Battery Ventures and Convergence Fund are limited partnerships organized under the laws of the State of Delaware. Battery Partners, Battery Investment Partners and Convergence Partners are limited liability companies organized under the laws of the State of Delaware.

Item 2 (d).	Title of Class of Securities:

Common Stock, no par value

Item 2 (e).	CUSIP Number

218725109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

Page 13 of 21 pages

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

NOT APPLICABLE

Item 4.	Ownership:

	(a)	Amount Beneficially Owned:

Battery Ventures owns beneficially and of record 2,072,163 shares of Common Stock of Corillian Corporation as of December 31, 2003. Battery Investment Partners, which invests alongside Battery Ventures in all investments made by Battery Ventures, owns beneficially and of record 47,696 shares of Common Stock of Corillian Corporation as of December 31, 2003. Convergence Fund, which has invested alongside Battery Ventures in all investments made by Battery Ventures, owns beneficially and of record 302,837 shares of Common Stock of Corillian Corporation as of December 31, 2003. Battery Ventures, Battery Investment Partners and Convergence Fund may each be deemed to own beneficially the shares of Common Stock of Corillian Corporation held by the other as of December 31, 2003. Battery Partners, the sole general partner of Battery Ventures, may be deemed to own beneficially the shares of Common Stock beneficially owned by Battery Ventures as of December 31, 2003. Convergence Partners, the sole general partner of Convergence Fund, may be deemed to own beneficially the shares of Common Stock beneficially owned by Convergence Fund as of December 31, 2003. Frisbie, Curme and Crotty are the sole managers of Battery Investment Partners, Frisbie, Curme, Crotty, Lawler and Dagres are the sole managing members of Battery Partners, and Frisbie, Anderson, Curme, Crotty, Lawler and Dagres are the sole managing members of Convergence Partners and each therefore may be deemed to own beneficially the shares beneficially owned by Battery Investment Partners, Battery Ventures and Convergence Fund, respectively, as of December 31, 2003. Each of Battery Partners, Battery Investment Partners, Convergence Fund, Convergence Partners, Frisbie, Anderson, Curme, Crotty, Lawler and Dagres disclaims beneficial ownership of the shares held of record by Battery Ventures, except to the extent of their respective proportionate pecuniary interests therein. Each of Battery Ventures, Battery Partners, Convergence Fund, Convergence Partners, Frisbie, Anderson, Curme, Crotty, Lawler and Dagres disclaims beneficial ownership of the shares held of record by Battery Investment Partners, except to the extent of their respective proportionate pecuniary interests therein. Each of Battery Ventures, Battery Partners, Battery Investment Partners, Convergence Partners, Frisbie, Anderson, Curme, Crotty, Lawler and Dagres disclaims beneficial ownership of the shares held of record by Convergence Fund, except to the extent of their respective proportionate pecuniary interests therein.

	(b)	Percent of Class:

Each of Battery Ventures, Battery Partners, Battery Investment Partners, Convergence Fund, Convergence Partners, Frisbie, Anderson, Curme, Lawler and Dagres beneficially own 6.6% of the Common Stock of Corillian Corporation. Crotty may be deemed to beneficially own 6.6% of the Common Stock of Corillian Corporation. The percentages are based on the 36,648,399 shares of Common Stock reported to be outstanding on October 28, 2003 in the Corillian Corporation Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

Page 14 of 21 pages

(c) Number of Shares as to which such person has:

(i) sole power to vote or direct the vote: Battery Ventures: 0; Battery Partners: 0; Battery Investment Partners: 0; Convergence Fund: 0; Convergence Partners: 0; Frisbie: 0; Anderson: 0; Curme: 0; Crotty: 3,694; Lawler: 0; and Dagres: 0.

(ii) shared power to vote or to direct the vote: Battery Ventures: 2,422,696; Battery Partners: 2,422,696; Battery Investment Partners: 2,422,696; Convergence Fund: 2,422,696; Convergence Partners: 2,422,696; Frisbie: 2,422,696; Anderson: 2,422,696; Curme 2,422,696; Crotty: 2,422,696; Lawler 2,422,696; and Dagres 2,422,696.

(iii) sole power to dispose or to direct the disposition of: Battery Ventures: 0; Battery Partners: 0; Battery Investment Partners: 0; Convergence Fund: 0; Convergence Partners: 0; Frisbie: 0; Anderson: 0; Curme: 0; Crotty: 3,694; Lawler: 0; and Dagres: 0.

(iv) shared power to dispose or to direct the disposition of: Battery Ventures: 2,422,696; Battery Partners: 2,422,696; Battery Investment Partners: 2,422,696; Convergence Fund: 2,422,696; Convergence Partners: 2,422,696; Frisbie: 2,422,696; Anderson: 2,422,696; Curme: 2,422,696; Crotty: 2,422,696; Lawler 2,422,696; and Dagres 2,422,696.

Item (5).	Ownership of Five Percent or Less of a Class:

NOT APPLICABLE.

Item (6).	Ownership of More than Five Percent On Behalf of Another Person:

NOT APPLICABLE.

Item (7).	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Company:

NOT APPLICABLE.

Item (8).	Identification and Classification of Members of the Group:

NOT APPLICABLE.

Item (9).	Notice of Dissolution of Group:

NOT APPLICABLE.

Item (10).	Certification:

NOT APPLICABLE.

Not filed pursuant to Rule 13d-1(b).

Page 15 of 21 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2004

BATTERY VENTURES V, L.P.

By:	BATTERY PARTNERS V, LLC

	By:	/s/ Thomas J. Crotty
Managing Member

BATTERY PARTNERS V, LLC

By:	/s/ Thomas J. Crotty
Managing Member

BATTERY INVESTMENT PARTNERS V, LLC

By:	/s/ Thomas J. Crotty
Manager

BATTERY VENTURES CONVERGENCE FUND, L.P.

By:	BATTERY CONVERGENCE PARTNERS, LLC

	By:	/s/ Thomas J. Crotty
Managing Member

BATTERY CONVERGENCE PARTNERS, LLC

By:	/s/ Thomas J. Crotty
Managing Member

*
Richard D. Frisbie

*
Howard Anderson

*
Oliver D. Curme

/s/ Thomas J. Crotty
Thomas J. Crotty

Page 16 of 21 pages

*
Kenneth P. Lawler

*
Todd A. Dagres

*By:	/s/ Thomas J. Crotty

Name:	Thomas J. Crotty

Attorney-in-Fact

This Schedule 13G was executed pursuant to a Power of Attorney which is incorporated herein by reference and a copy of which is attached hereto as Exhibit II.

Page 17 of 21 pages

EXHIBIT I

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of Corillian Corporation.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated: February 11, 2004

BATTERY VENTURES V, L.P.

By:	BATTERY PARTNERS V, LLC

	By:	/s/ Thomas J. Crotty
Managing Member

BATTERY PARTNERS V, LLC

By:	/s/ Thomas J. Crotty
Managing Member

BATTERY INVESTMENT PARTNERS V, LLC

By:	/s/ Thomas J. Crotty
Manager

BATTERY VENTURES CONVERGENCE FUND, L.P.

By:	BATTERY CONVERGENCE PARTNERS, LLC

	By:	/s/ Thomas J. Crotty
Managing Member

BATTERY CONVERGENCE PARTNERS, LLC

By:	/s/ Thomas J. Crotty
Managing Member

*
Richard D. Frisbie

*
Howard Anderson

*
Oliver D. Curme

/s/ Thomas J. Crotty
Thomas J. Crotty

Page 18 of 21 pages

*
Kenneth P. Lawler

*
Todd A. Dagres

*By:	/s/ Thomas J. Crotty

Name:	Thomas J. Crotty

Attorney-in-Fact

This Schedule 13G was executed pursuant to a Power of Attorney which is incorporated herein by reference and a copy of which is attached hereto as Exhibit II.

Page 19 of 21 pages

Exhibit II

POWER OF ATTORNEY

KNOW ALL MEN AND WOMEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Oliver D. Curme, Richard D. Frisbie, Thomas J. Crotty, Christopher Hanson, Christopher C. Schiavo, Howard S. Rosenblum and Kimberley J. Kaplan-Gross, and any one of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for the undersigned and in the undersigned’s name, place and stead, until revoked in writing, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed in any and all capacities, including but not limited to his capacity as a general partner of Battery Partners III, L.P., in his capacity as a member manager of Battery Partners IV, LLC, or in his capacity as a managing member of Battery Partners V, LLC, Battery Convergence Partners, LLC, or Battery Partners VI, LLC, with respect to securities held by such signatory as a result of his relationship with any of the foregoing entities or with Battery Ventures III, L.P., Battery Ventures IV, L.P., Battery Ventures V, L.P., Battery Ventures Convergence Fund, L.P. or Battery Ventures VI, L.P., pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorneys-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact, or their substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 30th day of June, 2003.

/s/ RICHARD D. FRISBIE

Richard D. Frisbie

/s/ HOWARD ANDERSON

Howard Anderson

/s/ OLIVER D. CURME

Oliver D. Curme

/s/ THOMAS J. CROTTY

Thomas J. Crotty

/s/ KENNETH P. LAWLER

Kenneth P. Lawler

Page 20 of 21 pages

/s/ TODD A. DAGRES

Todd A. Dagres

/s/ MORGAN M. JONES

Morgan M. Jones

/s/ RAVI MOHAN

Ravi Mohan

/s/ MARK H. SHERMAN

Mark H. Sherman

/s/ SCOTT R. TOBIN

Scott R. Tobin

/s/ R. DAVID TABORS

R. David Tabors

Page 21 of 21 pages